Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2016	2015
Income from continuing operations before income taxes	$2,912	$3,012
Adjustment for companies accounted for by the equity method	(41)	6
Less: Capitalized interest	(18)	(55)
Add: Amortization of capitalized interest	21	25
	2,874	2,988
Fixed charges:
Interest and debt expense	278	292
Capitalized interest	18	55
Rental expense representative of interest factor	80	62
	376	409
Total adjusted earnings available for payment of fixed charges	$3,250	$3,397
Number of times fixed charges earned	8.6	8.3